Whx Corp. Increases Price To $56 Per Share In Tender Offer
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              For Any And All Shares Of Dynamics Corp. Of America;
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                       Urges Board To Rescind Poison Pill
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         New York--May 27,  1997--WHX  Corporation  (NYSE:  WHX) announced today that its wholly-owned subsidiary SB Acquisition Corp. has increased to $56 per share the price being offered in its current tender offer for any and all shares of Dynamics Corporation of America (NYSE:DYA). The expiration and withdrawal date of the tender have been extended to 12:00 midnight, Friday, June 13, 1997. Upon completion of this tender offer, WHX would complete the acquisition of Dynamics Corp. through a cash merger at the same price. All other terms and conditions of the tender offer remain unchanged.

         In announcing this action, Mr. Ron LaBow, Chairman of WHX, noted: "Our revised tender offer presents Dynamics Corp. stockholders with a compelling economic alternative to CTS Corporation's tender offer to acquire 50% of Dynamics Corp. for cash at $55 per share. Under the CTS/Dynamics Corp. merger agreement announced earlier this month, the balance of the Dynamics Corp. shares would be acquired by CTS Corp. for its common stock several months from now, at a value which may or may not be equivalent to the cash price currently being offered by CTS Corp. for only one-half of Dynamics Corp. shares. Under our revised tender offer, Dynamics Corp. stockholders are being given the opportunity to obtain a higher cash price for all of their shares, with the closing to occur on virtually the same timetable as CTS Corp.'s tender offer."

         Mr. LaBow continued, "The only impediment to the completion of our revised tender offer are the conditions that the anti-takeover devices deployed by the Board of Directors of Dynamics Corp. be rescinded, including the poison pill plan which it euphemistically named a "shareholder rights" plan. Under the CTS/Dynamics Corp. merger agreement, in order to waive its anti-takeover devices and let stockholders actually have any right to decide for themselves which tender offer is preferable, the Dynamics Corp. Board of Directors must obtain the consent of CTS Corp. We find it ironic that these and other anti-takeover devices have been engineered since the commencement of WHX's tender offer to preserve managements' prerogatives and give preference to precisely the kind of transaction which they were ostensibly designed to protect against: a two-tier, coercive tender offer. We question the rationale for using these anti-takeover devices to favor a lower-priced 50% cash deal--which happens to be supported by management--to the detriment of the higher-priced any and all cash tender offer by WHX."

         Mr. LaBow concluded, "We urge the Dynamics Corp. Board of Directors to immediately rescind its anti-takeover defenses and let the marketplace decide on its own which tender offer is superior."

         As of the close of business on Friday, May 23, WHX announced that there were approximately 420,000 shares of Dynamics Corp. stock tendered to the depositary.